SigmaTron International, Inc. 2201 Landmeier Road Elk Grove Village, Illinois 60007 TEL (847) 956-8000 FAX (847) 956-8082
March 7, 2011
Via Express Courier
Ms. Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549
Re:	SigmaTron International, Inc.
Form 10-K for the Fiscal Year Ended April 30, 2010
Filed July 16, 2010
Form 10-Q for the Quarterly Period Ended October 31, 2010
Filed December 14, 2010
Forms 8-K Filed July 13, 2010 and December 13, 2010
File No. 000-23248
Dear Ms. Collins:
     As Chief Financial Officer of SigmaTron International, Inc. (the “Company”), I am responding to your February 25, 2011, letter to our CEO, Gary R. Fairhead. Your letter gave comments following the staff’s review of our last Form 10-K (for the 4/30/2010 fiscal year), last Form 10-Q (for quarter ended 10/31/2010) and two Form 8-Ks reporting quarterly financial results, filed on July 13 and December 13, 2010. We appreciate the staff’s time and diligence in reviewing these filings, and our responses will be in the order and following the numbering set forth in your letter.
1.	Form 10-K, Backlog, page 7. As referred to in this section of the Company’s 2010 10-K, historically (through 2009) the Company’s 10-K Reports disclosed backlog figures including only firm orders for which it had a purchase order or the equivalent of a purchase order, even though the Company internally tracked forecast orders expected to be delivered in the next year. These forecasts come directly from customers, and are used by the Company to procure supplies and plan for facility staffing, etc. In the last fiscal year, the Company eliminated the distinction in its accounting system between firm and forecast orders, because (a) the Company’s customers historically canceled or rescheduled “firm” orders under long term informal arrangements, and there consequently was little or no financial significance between “firm” and “forecast” orders, and (b) there was no useful difference between “firm” and “forecast” orders with respect to the Company’s operations, such as procurement of raw materials and components for future manufacturing operations. In the 2010 10-K, the Company disclosed a backlog figure including forecast orders, consistent with its own internal tracking and accounting systems. The 2010 Form 10-K explicitly pointed out that the 2010 figure—unlike the 2009 figure—included forecast orders, to avoid confusion. While our internal accounting systems no longer distinguish between “firm” and “forecast” orders, the Company estimates that the 2010 backlog figure—containing orders treated as firm under prior years—was approximately $40 million, still in excess of the comparable 2009 figure. This is an estimate, since isolating a “firm” number would be prohibitive under the current systems, and of little utility. As the 2010 (and previous) discussions of backlog in Form 10-K reports concluded, “Because customers may cancel or reschedule deliveries, backlog may not be a meaningful indicator of future revenue.” In the 2011 Form 10-K, the Company will disclose the higher backlog figure including forecast orders which it internally maintains for its business purposes, and will also equally prominently disclose a good faith estimate of the backlog containing only orders which it believes to be “firm”, which would be comparable to the numbers disclosed through 2009. The Company will also disclose the prior year’s comparable figures, including both the tracked calculation including forecasts, as well as the good faith estimate of only firm orders
2.	MDA Overview, page 15. We note that the CEO’s annual shareholder letter referred to in your letter, as well as quarterly press releases discussing financial results (usually immediately preceding the respective Form 10-K or 10-Q filings), are publicly filed and broadly available to shareholders and the public. We acknowledge that these statements of the CEO often include an enhanced discussion of performance highlights and Company trends. Going forward in future Form 10-K and 10-Q reports, we will endeavor to incorporate the substance of any similar enhanced CEO discussion into the MDA Overview section, or other applicable sections, of subsequent 1934 Act filings.

3.	Critical Accounting Policies, page 16. We periodically review our identified critical accounting policies in general, and under Release 33-8350, and we believe that we have identified the most significant accounting issues based on the subjectivity or judgment necessary, or the material nature of the potential impact upon financial condition or operating assumptions. We also note the guidance in the Release that disclosure “should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements.” In this regard, we believe that the detailed disclosure on income tax issues in Note H (pages F-20-23) and elsewhere in the financial statements and Form 10-K amply address tax issues. However, in the preparation of the 2011 Form 10-K, we will revisit this issue and determine whether income tax issues may constitute a critical accounting policy.

4.	Liquidity and Capital Resources—Debt, page 19. There are no reasonably possible near term events that we are aware of which may cause us to be out of compliance with financial covenants in our credit facility. However, we are mindful of the guidance in the Release and in the event we are in breach, or likely to be in breach, of material covenants, we will contain an expanded discussion and analysis of such material covenants and the consequences of such breach. Similarly, we will also review in subsequent Form 10-K filings whether a more detailed discussion of financial covenants is appropriate in view of possible impact upon the Company’s ability to undertake additional financing.

5.	Controls and Procedures, page 2. Our future filings will reflect the definitions of the terms in Exchange Act Rule 13a-15.

6.	Board Leadership Structure and Role in Risk Oversight, page 10. While our 2010 proxy statement explicitly had the noted caption for a board oversight discussion, and various sections under pages 9 through 11 of the proxy statement (Corporate Governance, Director Committees, discussion of leadership structure, etc.) discuss the board oversight process in general, we agree that a more comprehensive stand-alone discussion of the Board’s administration of its risk oversight functions should and will be added to this caption in the 2011 proxy statement.

7.	2010 Proxy Statement, Summary Compensation Table, page 11. Please note the discussion in the 2010 proxy statement of how compensation for executive officers is set under the discussion of the compensation committee (page 9) and the introduction to Executive Compensation (page 11). Historically, recommendations for bonuses of the chief executive officer vested entirely in the discretion of the Compensation Committee, and the bonuses for other executive officers vested in the Compensation Committee with input from the CEO; in all cases subject to full board approval. The Compensation Committee took into account the Company’s profitability and general performance of the officers, but had no fixed guidelines beyond those identified in the committee charter. In part to lend more structure to bonus decisions, on November 1, 2010, the Board adopted two bonus plans, a Company Plan and a 2011 Officer Plan, which were discussed in detail and filed as exhibits in a Form 8-K filing on November 4, 2010. In future filings, we will include a narrative description of these plans (or successor plans or non-plan compensation) in connection with the compensation paid to the named executive officers.

8.	Holdings of Stockholders, page 13. In future filings, the Company will endeavor to disclose the persons who have such powers with respect to shares owned by legal entities. Please note, however, that the Company has no affiliation with the identified institutional investment advisers, and can rely only on public filings made by such institutions.

9.	Form 10-K, Consolidated Financial Statements, Note B, Inventories. The net inventory figures in the Company’s financial statements do incorporate the guidance of the ACS statement referred to in your letter, notwithstanding the reference to reserves.

10.	Form 10-Q, Note D. The Company believes the relocation expense is a onetime event and the non-GAAP disclosure provides meaningful information regarding the Company’s results of operations. We will add this disclosure, or similar disclosure, to future filings containing non-GAAP measures. The Company filed a quantitative reconciliation of non-GAAP measures at the end of Note D to the Consolidated Financial Statements in the Form 10-Q report.

11.	In future filings, the Company will more consistently use “non-GAAP” terminology for such presentations in filings and press releases.

12.	Form 8-Ks. The Company believes the insurance settlement is a onetime event and the non-GAAP disclosure provides meaningful information regarding the Company’s results of operations. In future presentations of similar non-GAAP financial measures, the Company will follow the guidance of Regulation G, including presenting a quantitative reconciliation to the extent required.

On behalf of the Company, I acknowledge that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Again, we thank you for your review, and please contact me directly if you have further comments or any questions on these responses.

Sincerely,
/s/ Linda K. Frauendorfer

cc:	Mr. Gary R. Fairhead Arthur Don, Esq. Board of Directors, SigmaTron Mr. Robert Benton (via email)
CHI 60807542